EXHIBIT 21. SUBSIDIARIES OF THE COMPANY

SUBSIDIARY	STATE OF INCORPORATION

AOC Transport, Inc.	Delaware
GettyMart, Inc.	Delaware
Getty HI Indemnity, Inc.	New York
Getty Leasing, Inc.	Delaware
Getty Properties Corp.	Delaware
Getty TM Corp.	Maryland
GTY MD Leasing, Inc.	Delaware
Leemilt’s Flatbush Avenue, Inc.	New York
Leemilt’s Petroleum, Inc.	New York
Power Test Realty Company Limited Partnership*	New York
Slattery Group, Inc.	New Jersey

*	ninety-nine percent owned by the Company, representing the limited partner units, and one percent owned by Getty Properties Corp., representing the general partner interest.